To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen - The Bank of New York, Hong Kong
Ms Kathy Jiang - The Bank of New York, New York,, USA

82-1072

The Standard (Friday, 25 February 2005)



SUPPL

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

DISCLOSEABLE AND CONNECTED TRANSACTIONS

Book Closure and Notice of Extraordinary General Meeting

Reference is made to the announcement issued by Television Broadcasts Limited (the "Company"), dated 4 February 2005, regarding the entry into a conditional sale and purchase agreement for the purchase of 30% of the issued share capital in Liann Yee Production Co. Ltd. (the "Transaction").

The Company announces that a circular dated 25 February 2005 has been despatched to shareholders containing further details of the Transaction.

The Company also announces that the register of members of the Company will be closed from 28 February 2005 to 21 March 2005, both dates inclusive, to give effect to the provisions of the Broadcasting Ordinance.

Set out below is the notice of extraordinary general meeting to be convened in connection with the Transaction.

By Order of the Board
Mak Yau Kee Adrian
Company Secretary

Hong Kong, 25 February 2005

As at the date of this announcement, the Board comprises the following Directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E. *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Chien Lee (alternate director to Lee Jung Sen)
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*



05006361

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Television Broadcasts Limited (the "Company") will be held at Shek O Room, Lower Level 1, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 21 March 2005 at 11:00 a.m. for the purpose of considering and, if thought fit, passing with or without modifications, the following resolutions as ordinary resolutions of the Company:

1. "**THAT** the Agreement (as defined in the circular dated 25 February 2005 despatched to the shareholders of the Company (a copy of which has been produced to the meeting and marked "A" and initialled by the chairman of the meeting for the purpose of identification)) and a copy of which has been produced to the meeting and marked "B" and initialled by the chairman of the meeting for the purpose of identification and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed."
2. "**THAT** the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2005, be and is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days."

By order of the Board
Mak Yau Kee Adrian
Company Secretary

3/15

Hong Kong, 25 February 2005

Registered office and principal place of business:
TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

Share registrars:
ComputerShare Hong Kong Investor Services Limited
Hopewell Centre
46th Floor
183 Queen's Road East
Wanchai
Hong Kong

Notes:

1. A member may in respect of any shares held by him attend by proxy any general meeting which he is entitled to attend in person. A proxy need not be a member of the Company. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, and the same right to speak at the meeting as the appointor has in respect of the relevant shareholding.
2. A form of proxy for the meeting is enclosed. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy of that power of attorney or authority must be deposited with the share registrars of the Company at the above address not less than 48 hours before the time appointed for holding the meeting, and in default thereof the form of proxy and such power of attorney or other authority shall not be treated as valid.
3. The register of members of the Company will be closed from 28 February 2005 to 21 March 2005, both dates inclusive, to allow sufficient time for members of the Company to complete and return the declaration of voting controller as required under the provisions of the Broadcasting Ordinance.
4. The ordinary resolutions will be determined by way of poll.